EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CORPORATE RESOURCE SERVICES, INC.,

INSURANCE OVERLOAD ACQUISITION CORP.

TS STAFFING CORP.

AND

TRI-OVERLOAD STAFFING INC.

Dated as of August 27, 2010

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ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUBSIDIARY		18
5.1	Organization and Standing of Purchaser and Merger Subsidiary	19
5.2	Authorization	19
5.3	Noncontravention of Contemplated Transactions; Consents and Government Approvals	19
5.4	Litigation	20
5.5	Authorized Shares	20

ARTICLE VI COVENANTS		20
6.1	Public Announcements	20
6.2	Consents	20
6.3	Conduct of Business	20
6.4	Employee Benefits	21
6.5	Directors’ and Officers’ Insurance and Indemnification	22
6.6	Tax Matters	22
6.7	Further Assurances	23
6.8	Plan of Reorganization	23
6.9	Further Actions	23
6.10	Tax Refunds	23

ARTICLE VII CLOSING DELIVERIES AND CONDITIONS		24
7.1	Parent and Company Conditions to Closing	24
7.2	Purchaser and Merger Subsidiary Conditions to Closing	24

ARTICLE VIII INDEMNIFICATION		26
8.1	Parent’s Indemnification	26
8.2	Purchaser’s Indemnification	26
8.3	Procedure	27
8.4	Defense by Indemnified Party	28
8.5	Defense by Indemnifying Party	28
8.6	Non-Third-Party Claims	28
8.7	Payments	29
8.8	Limitations on Recoverable Losses	29
8.9	No Contribution	29
8.10	Purchase Price Adjustment	30

ARTICLE IX GENERAL		30
9.1	Usage	30
9.2	Survival	30
9.3	Costs and Expenses	30
9.4	Governing Law	31
9.5	Consent to Jurisdiction	31
9.6	Successors and Assigns	31
9.7	Notices	31
9.8	Severability	32
9.9	Representation by Counsel; No Inferences	32

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9.10	Divisions and Headings	32
9.11	No Third-party Beneficiaries	33
9.12	Amendment and Waiver	33
9.13	Knowledge	33
9.14	Schedules	33
9.15	Counterparts	33
9.16	Entire Agreement	34

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 27, 2010, is made among TS STAFFING CORP., a Florida corporation (“Parent”), TRI-OVERLOAD STAFFING INC., a Nevada corporation and a wholly owned subsidiary of Parent (the “Company”), CORPORATE RESOURCE SERVICES, INC., a Delaware corporation (“Purchaser”), and INSURANCE OVERLOAD ACQUISITION CORP., a Delaware corporation and wholly owned subsidiary of Purchaser (“Merger Subsidiary”).

WITNESSETH:

WHEREAS, a special committee of the Board of Directors of Purchaser has (a) determined that the merger provided for herein, in which the Company will merge with and into Merger Subsidiary, with Merger Subsidiary surviving (the “Merger”) is fair to and in the best interests of Purchaser, the sole stockholder of Merger Subsidiary, (b) approved this Agreement and the transactions contemplated hereby; and (c) recommended that the full Board of Directors of Purchaser approve and adopt this Agreement and the Merger, on the terms set forth herein;

WHEREAS, the respective Boards of Directors of Purchaser and Merger Subsidiary have approved this Agreement and the Merger and deem it advisable and in the best interests of their respective stockholders to consummate the Merger, on the terms set forth herein;

WHEREAS, the respective Boards of Directors of Parent and the Company have approved this Agreement and the Merger and deem it advisable and in the best interests of their respective stockholders to consummate the Merger, on the terms set forth herein;

WHEREAS, each of Parent, in its capacity as the sole stockholder of the Company, and Purchaser, in its capacity as the sole stockholder of Merger Subsidiary, have approved this Agreement and the Merger;

WHEREAS, it is the intention of the parties to this Agreement that the Merger provided for herein be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1           Definitions. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.1.

“Adverse Claims” means any Liabilities, Liens, rights of others and any other burdens and restrictions whatsoever.

“Affiliate” means, as to the person in question, any person and/or entity which controls, is controlled by, or under common control with a Person (within the meaning of the Securities Act of 1933, as amended).

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Benefit Plan” has the meaning set forth in Section 4.19(a).

“Books and Records” means all records, documents, lists, electronic records (including all point of sale data systems), and files, relating to or involving the Business or the Company, including, but not limited to, organizational documents, stock ledgers, price lists, lists of accounts, customers (including contact information and loan and payment history), suppliers and personnel, all product, business and marketing plans and data, historical sales data and all books, ledgers, files and business records (including all financial records and books of account) of or relating to the Business or Company in any of the foregoing cases, whether in electronic form or otherwise.

“Business” means the Company’s business of owning and operating a business, which provides temporary employment services and related support services.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York City are authorized or required by law to close.

“Cap” has the meaning set forth in Section 8.8.

“Certificate” has the meaning set forth in Section 3.2.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Claim Notice” has the meaning set forth in Section 8.3.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“COBRA” means Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Common Stock” has the meaning set forth in Section 3.1.

“Company” has the meaning set forth in the Preamble to this Agreement.

“Company Factoring Agreement” means that certain Account Purchase Agreement dated July 22, 2009 among Company, as a seller of its accounts, certain other Affiliates of Company, and Wells Fargo, as the purchaser of Company’s accounts.

“Company Material Adverse Effect” means any change, effect or event that is or would be reasonably expected to (a) be materially adverse to the business, assets, results of operations, financial condition or prospects of the Company, or (b) materially impair or delay the ability of the Company to perform its obligations under this Agreement or to consummate the Merger or the transactions contemplated hereby, other than, in each case, any change, effect or event that results from or relates to (i) any change affecting general national, international or regional political, economic, financial or capital market conditions; (ii) any change relating to the Company’s industry, so long as such change does not disproportionately affect the Company or its business; (iii) any breach by Purchaser or Merger Subsidiary of any provision of this Agreement; (iv) any condition described in the Company’s disclosure schedule; and (v) any action taken by the Company or any of its Affiliates at the written request of Purchaser or Merger Subsidiary.

“Consent” means any consent or approval from any person or entity other than governmental or regulatory approval.

“Continuing Employee” has the meaning set forth in Section 6.4(b).

“Contracts” means, with respect to the Company, all agreements, leases, contracts, purchase orders and other commitments or arrangements of any kind, whether written or oral, affecting or relating to the Business of the Company.

“Copyrights” means all rights of the Company to all copyrights and copyrightable works and any other works of authorship, whether statutory or common law, registered or unregistered, together with all registrations, applications and renewals for any of the foregoing, and all moral rights thereto under the laws of any jurisdiction, used in or incidental to the conduct of the Company’s Business, including those set forth on Schedule 4.12.

“Current Financial Statements” has the meaning set forth in Section 4.5.

“Designated Accounts” means accounts receivable of the Company earned by the Company for services performed through 12:01 am on August 22, 2010.

“DGCL” has the meaning set forth in Section 2.1.

“Dispute Period” means the period ending thirty (30) calendar days following the receipt of a Claim Notice or an Indemnity Notice from an Indemnified Party.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Benefit Plans” means, with respect to the Company, (a) all employee benefit plans, as defined in Section 3(3) of ERISA, and (b) all other deferred compensation, pension, profit sharing, stock option, stock purchase, savings, group insurance or retirement plan, and all vacation pay, severance pay, incentive compensation, consulting, bonus, medical and other employee benefit or fringe benefit plans or arrangements, maintained by the Company, any ERISA Affiliate of the Company, and/or any contract provider to the Company (collectively, the “Plan Sponsors”) for the benefit of all individuals who are or have been employed by, or who currently perform or have performed services for, the Company, whether directly or pursuant to any contractual relationship, within the previous six plan years or with respect to which contributions are or were (within such six year period) made or required to be made by the Plan Sponsors or with respect to which the Plan Sponsors have any liability.

“Employees” means all of the employees of the Company as of the Closing Date.

“Employment Agreement” has the meaning set forth in Section 4.18(b).

“ERISA” means the Employment Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder, as amended.

“ERISA Affiliate” has the meaning set forth in Section 4.19(a).

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Financial Information” has the meaning set forth in Section 4.5.

“Fundamental Representations” means those representations and warranties of Parent, Company, Purchaser and/or the Merger Subsidiary, as applicable, set forth in Sections 4.1, 4.2, 4.3, 4.4, 5.1, 5.2 and 5.3.

“Fundamental Representation Indemnity Cap” has the meaning set forth in Section 8.8.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.

“Governmental Entity” means any government or any agency, bureau, board, directorate, commission, court, department, official, political subdivision, tribunal or other instrumentality of federal, state or local government, with jurisdiction over the business of the Company.

“Indebtedness” means (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of the Company for the payment for the purchase price of property or assets purchased (other than current accounts payable incurred in the ordinary course of business); (c) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP; (d) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company; (e) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all obligations secured by any Lien existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire Indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender Consent; and (i) all obligations of the Company, whether interest bearing or otherwise, owed to any securityholder or any securityholder’s Affiliates.

“Indemnified Officers and Directors” has the meaning set forth in Section 6.5(b).

“Indemnified Party” has the meaning set forth in Section 8.3.

“Indemnifying Party” has the meaning set forth in Section 8.3.

“Indemnity Notice” means written notification pursuant to Section 8.6 of a claim not involving a Third-Party Claim as to which indemnity pursuant to Article VIII is sought by an Indemnified Party, specifying the nature and basis for the Indemnified Party’s claim against the Indemnifying Party under Article VIII, together with the amount or, if then not reasonably ascertainable, the estimated amount, determined in good faith, of the Indemnified Party’s Losses in respect of such claim.

“IOS Transaction” has the meaning set forth in Section 4.9(e).

“Leased Real Property” has the meaning set forth in Section 4.9(a).

“Lease Disputes” has the meaning set forth in Section 4.9(a).

“Legal Proceeding” has the meaning set forth in Schedule 4.13.

“Liabilities” means all obligations and liabilities of any kind or nature, whether fixed or unfixed, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Lien” means any mortgage, deed of trust, lien, claim, pledge, charge, equitable interest, right-of-way, easement, encroachment, security interest, preemptive right, right of first refusal or similar restriction or right, option, judgment, title defect or encumbrance of any kind.

“Location” or “Locations” means the locations set forth on Schedule 4.3(e), where Business is located and operated from.

“Loss” or “Losses” has the meaning set forth in Section 8.1.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.1.

“Merger Subsidiary” has the meaning set forth in the Preamble to this Agreement.

“Minimum Working Capital” has the meaning set forth in Section 3.3.

“NRS” has the meaning set forth in Section 2.1.

“Order” means any order, writ, injunction, judgment, decree or other determination of any court or arbitrator or any governmental or regulatory authority, whether preliminary or final.

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent Indemnitees” has the meaning set forth in Section 8.2.

“Payoff Letter” means that certain Payoff Letter issued to the Company, Parent and Merger Subsidiary by Wells Fargo dated as of the date hereof.

“Permitted Liens” means (a) any Lien described on Schedule 4.8; (b) any Lien imposed by law for Taxes, assessments or governmental changes that are not yet due and payable or that are being contested in good faith by appropriate proceedings if an adequate reserve for such Liens shall have been made therefor in the Current Financial Statements; or (c) any carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other like Lien imposed by law, arising in the ordinary course of business and securing obligations that are not overdue or are being contested in good faith by appropriate proceedings if an adequate reserve for such Liens shall have been made therefor in the Current Financial Statements.

“Permits and Licenses” means, with respect to the Company, all governmental or regulatory franchises, permits, licenses, submissions and approvals necessary for the lawful operation of the Company’s Business and Locations.

“Person” means any association, corporation, limited liability company, individual, partnership, limited liability partnership, firm, trust or any other entity or organization, including a Governmental Entity.

“Purchaser” has the meaning set forth in the Preamble to this Agreement.

“Purchaser Indemnitees” has the meaning set forth in Section 8.1.

“Real Property” has the meaning set forth in Section 4.9(a).

“Registration Rights Agreement” means that certain Registration Rights Agreement to be entered into between Purchaser and Parent as of the Closing Date.

“Regulatory Approval” means any consent, approval, authorization, filing, registration or qualification with any governmental or regulatory authority.

“Requirement of Law” means any federal, state or local laws, statutes, ordinances, rules, regulations or governmental or regulatory pronouncements having the effect of law, including all such laws, statutes, ordinances, rules and regulations related to the operation of the Business.

“Software” means all computers, computer software, and other hardware or software owned or licensed by the Company including data, databases and documentation, Internet websites and the content thereof, including those set forth on Schedule 4.12.

“Special Indemnity” has the meaning set forth in Section 8.8.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Statutes” has the meaning set forth in Section 4.20.

“Tax” or “Taxes” means all taxes including income, gross receipts, franchise, payroll, employment, social security, unemployment, sales, use and other taxes and penalties and interest with respect thereto.

“Tax Returns” means any federal, state and local return, report and other submissions required to be filed in connection with the calculation of any Taxes.

“Third-Party Claim” has the meaning set forth in Section 8.3.

“Trademarks” means all rights of the Company to all trademarks, service marks, trade names, trade dress, fictitious names, internet domain names, uniform resource locators (URLs), and any other names and locators used in or incidental to the conduct of the Company’s Business, including those listed on Schedule 4.12, and any related names and derivations thereof, and the interest, whether owned or licensed and whether registered or unregistered and whether or not currently in use, together with all registrations, applications and renewals for any of the foregoing, including those set forth on Schedule 4.12 (which shall include the dates of first use).

“Transaction Documents” shall mean this Agreement, the Registration Rights Agreement and all other agreements, certificates, instruments and documents that are executed and delivered by Parent, the Company, Purchaser or Merger Subsidiary to effectuate the transactions contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement.

“Unexpired Leases” means all leasehold interests of the Company in the unexpired leases of real property  relating to the Locations.

“Wells Fargo” means Wells Fargo Bank, National Association.

“Wells Fargo Holdbacks” means all reserves and other amounts retained by or cash of the Company held by Wells Fargo pursuant to the Company Factoring Agreement or that certain Account Purchase Agreement between the Merger Subsidiary and Wells Fargo, dated as of August 27, 2010 in connection with the Designated Accounts.

“Working Capital” means the dollar amount of current assets minus current liabilities of the Company, as shown on its balance sheet, calculated in accordance with the past practices of the Company.  For avoidance of doubt, the dollar amount of the Wells Fargo Holdbacks shall be considered current assets.

ARTICLE II

THE MERGER

2.1           Merger.  Subject to the terms and conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”) and the Nevada Revised Statutes (“NRS”), at the Effective Time (as defined in Section 2.2), the Company shall be merged with and into Merger Subsidiary.  Following the Merger, the separate corporate existence of the Company shall cease and Merger Subsidiary shall continue as the surviving corporation and a wholly owned subsidiary of Purchaser (Merger Subsidiary following the Merger, the “Surviving Corporation”).  At the Effective Time, the Merger will have the effect as set forth in this Agreement and other effects provided in the applicable provisions of the DGCL and the NRS.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers, immunities and franchises of the Company and Merger Subsidiary will vest in the Surviving Corporation, and all the debts, liabilities, obligations and duties of the Company and Merger Subsidiary will become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.2           Effective Time of the Merger.  Subject to the provisions of this Agreement, on the date hereof, the Company and Merger Subsidiary will cause an appropriate certificate or articles of merger (as applicable) to be executed and filed with (a) the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, DGCL § 251 and (b) the Secretary of State of the State of Nevada in such form as required by, and executed in accordance with the relevant provisions of NRS § 92A ((a) and (b) collectively, the “Certificate of Merger”).  The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware and the Secretary of State of Nevada or, subject to the DGCL and the NRS, such later time as is agreed upon by the parties hereto and specified in the Certificate of Merger (such effective time, the “Effective Time”).

2.3           Closing.  Subject to the delivery of the items set forth in Article VII, the consummation of the Merger (the “Closing”) shall take place on a date specified by Purchaser and Parent (the “Closing Date”) at the offices of Bryan Cave LLP, 1290 Avenue of the Americas, New York, New York 10104.

2.4           Certificate of Incorporation and Bylaws of the Surviving Corporation.  The certificate of incorporation of the Merger Subsidiary as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Company.  The bylaws of the Merger Subsidiary as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation.

2.5           Directors and Officers of the Surviving Corporation.  The directors of Merger Subsidiary immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws or as otherwise provided by law.  The officers of Merger Subsidiary immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors are chosen and have qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or as otherwise provided by law.

ARTICLE III

ISSUANCE OF SHARES; WORKING CAPITAL ADJUSTMENT

3.1           Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Subsidiary, Parent or the Company:

(a)           each share of the Company’s common stock, no par value (the “Common Stock”), held in the Company’s treasury or owned by the Company or any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time, if any, shall be extinguished and cancelled without payment of any consideration with respect thereto; and

(b)           100% of the Company’s Common Stock, issued and outstanding immediately prior to the Effective Time, shall be converted into and represent the right to receive, payable upon surrender of the certificate or certificates held by Parent which, immediately prior to the Effective Time, represented 100% of the issued and outstanding shares of Common Stock, 8,589,637 shares of common stock of Purchaser, par value $0.0001 per share (the “Merger Consideration”), payable to Parent as the sole holder of the Common Stock, without interest.  The Merger Consideration was determined based on a purchase price of $6,200,000 and a price per share of common stock of Purchaser of $0.7218.  All such Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and Parent, as the holder of a certificate or certificates previously evidencing such shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration for 100% of the Common Stock upon the surrender of such certificate or certificates in accordance with Section 3.2.  Shares of common stock of Purchaser issued as part of the Merger Consideration will not be registered under the Securities Act of 1933, as amended.

3.2           Exchange of Certificates.  Immediately prior to the Effective Time, Purchaser shall deposit or cause to be deposited with Manhattan Transfer Registrar Company, the Purchaser’s transfer agent, for the benefit of Parent, a number of shares equal to the Merger Consideration payable pursuant to this Article III.  Promptly after the Effective Time, upon surrender to Purchaser of a certificate or certificates that immediately prior to the Effective Time evidenced 100% of the outstanding shares of Common Stock (collectively, the “Certificate”) by Parent, Parent shall be entitled to receive in exchange therefor the Merger Consideration, and the Certificate so surrendered shall forthwith be canceled.  The Merger Consideration will be delivered to Parent by the Manhattan Transfer Registrar Company as promptly as practicable following surrender of the Certificate.

3.3           Working Capital Adjustment.  Working Capital of the Surviving Corporation as of the Effective Time shall be no less than the Working Capital of Company on the Closing Date minus the Wells Fargo Holdbacks (the “Minimum Working Capital”).  Promptly following the Effective Time, Purchaser shall cause the Surviving Corporation to (i) remit to Parent, as an adjustment to purchase price, in cash, the excess of Working Capital as of the Effective Time over the Minimum Working Capital, or at Purchaser’s option, (ii) for the purpose set forth in clause (i) and in full satisfaction of Purchaser’s obligations under clause (i), direct Wells Fargo to pay the Wells Fargo Holdbacks to Parent (in accordance with the terms, conditions and restrictions set forth in the Company Factoring Agreement or that certain Account Purchase Agreement between the Merger Subsidiary and Wells Fargo, dated as of August 27, 2010).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE COMPANY

Parent and the Company, jointly and severally, represent and warrant to Purchaser and Merger Subsidiary, unless otherwise expressly stated, that the statements contained in this Article IV are true and correct as of the date hereof except as set forth herein or in the disclosure schedules separately delivered by the Parent and Company to Purchaser and Merger Subsidiary on the date hereof.

4.1           Organization and Standing of Parent and the Company.  Each of Parent and the Company (a) is duly formed, validly existing and in good standing under the laws of its state of organization, (b) is duly qualified and authorized to do business in each jurisdiction where it conducts business, owns property or has employees, (c) has the power and is entitled to carry on its business as now being conducted, (d) is authorized to enter into and perform this Agreement and the Transaction Documents entered into or to be entered into and performed by Parent or the Company and (e) is authorized to do business in all states for which authorization is required except where the failure to be so qualified would not effect Parent’s ability to consummate the Transactions.

4.2           Authorization; Enforceability.

(a)           This Agreement, the Transaction Documents delivered or to be delivered by Parent and the Company, as applicable, to Purchaser and Merger Subsidiary, as applicable, and the Transactions have been duly authorized by all action required to be taken on the part of each of Parent and the Company.

(b)           Each of Parent and the Company has full capacity, power and authority to execute and deliver this Agreement and the Transaction Documents.

(c)           This Agreement and each of the Transaction Documents entered into or to be entered into and performed by Parent and the Company, as applicable, are and shall be legal, valid and binding obligations of Parent and the Company, enforceable against each of Parent and the Company, as applicable, in accordance with their respective terms.

4.3           Ownership; Subsidiaries.

(a)           The authorized capital stock of the Company (“Capital Stock”) consists of 75,000 shares of Common Stock, of which 100 shares of Common Stock are issued and outstanding.  The Parent is the sole stockholder of the Company, owning all issued and outstanding shares of Common Stock, and the Company has no other issued or outstanding shares of Capital Stock.  All shares of Common Stock are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or other similar rights.

(b)           No shares of Capital Stock are held as treasury stock or are owned by the Company.  The Company has never declared or paid any dividends on any shares of Capital Stock.  Except as set forth on Schedule 4.3(b), the Company does not have any stock options, warrants, calls, preemptive rights, subscriptions or other rights, arrangements, agreements, understandings or commitment of any character relating to the Capital Stock of the Company.

(c)           Except as set forth on Schedule 4.3(d), the Company does not own, directly or indirectly, any debt, equity or other ownership or financial interest in any other entity.

(d)           Schedule 4.3(e) sets forth the Locations. The Company does not operate at any location other than the Locations.

(e)           There are no Liens on the Capital Stock other than Liens that will be terminated upon the consummation of the Transactions, at no cost to Purchaser.

4.4           Noncontravention of Contemplated Transactions; Consents and Government Approvals.

(a)           Except as set forth on Schedule 4.4(a), the execution, delivery and performance of this Agreement and the Transaction Documents delivered or to be delivered pursuant to this Agreement by the Parent and the Company, as applicable, and the consummation thereof do not and will not (i) violate any Requirements of Law applicable to Parent or the Company or any Order to which Parent or the Company is subject or by which the properties of Parent or the Company are bound, (ii) conflict with, or result in the breach of, or constitute (or with or without the passage of time or the giving of notice or both might constitute) a default under any Permit, License, Unexpired Lease or material Contract of the Company related to the Business, (iii) result in the creation of any Adverse Claim upon the Business, or (iv) violate any of Parent’s or the Company’s articles of incorporation or organization, as applicable, bylaws or other governing or constituting documents or any other agreement to which Parent or the Company is subject or by which any of its properties are bound except, in each such case, where such violation or conflict would not be reasonably expected to effect Parent’s ability to consummate the Transactions.

(b)           Except as set forth on Schedule 4.4(b), no Consent or Regulatory Approval is required for Parent and the Company to enter into and perform this Agreement or any of the Transaction Documents to be executed by Parent or the Company, or in connection with the Parent’s or the Company’s consummation of the Transactions.

4.5           Financial Information; Books and Records.

(a)           Attached to this Agreement as Schedule 4.5 are the reports and financial documents of the Company (collectively, the “Financial Information”).  The Financial Information has been prepared in all material respects in accordance with GAAP (except that the unaudited balance sheet as of March 31, 2010 and the related unaudited statement of income, stockholder’s equity and cash flow for the three month period ended March 31, 2010 (the “Current Financial Statements”) do not contain footnotes) consistently applied through the periods involved and fairly presents the financial condition and results of operations of the Company as of and for the period ended the date thereof.  The Financial Information was prepared from, and properly reflects, the Books and Records, all of which Books and Records accurately and fairly reflect, in reasonable scope and detail and in accordance with good business practice, revenues and expenses, assets and liabilities of the Company and such other information as contained therein.

(b)           The books of account and other financial and accounting records of the Company relating to the Business (other than the Financial Information), all of which have been made available to Purchaser, are complete and correct in all material respects.  The Books and Records are true, correct, and complete in all material respects.  At the Closing, all of the Books and Records will be in possession of Purchaser.

4.6           Undisclosed Liabilities and Obligations.  The Company has no Liabilities (whether or not required to be reflected in financial statements prepared in accordance with GAAP, and whether due or to become due) except to the extent reflected and adequately reserved against in the most recent Financial Information or in the financial materials provided to Purchaser.  Schedule 4.6 sets forth a complete and correct list of all Indebtedness of the Company, as of the date of this Agreement and identifies the creditor, creditor’s address, the type of instrument under which the Indebtedness is owed, the amount of the Indebtedness, and any offset rights as of the Closing Date.  It is agreed that the listing of any Indebtedness in Schedule 4.6 shall not affect the obligations of Parent to indemnify Purchaser, Merger Subsidiary and Surviving Corporation for any breach of any of the representations and warranties set forth in this Agreement, including without limitation, in Section 2.24.  At Closing, the Company will have no Indebtedness to Wells Fargo under the Company Factoring Agreement, except as set forth in the Payoff Letter.  No Indebtedness of the Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company, or (iii) the ability of the Company to grant any Lien on its properties or assets.  With respect to each item of Indebtedness, the Company is not in default and no payments are past due.  With respect to all trade payables, the Company is current in payment, in accordance with all applicable agreed terms of payment.  The Company has not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any item of Indebtedness or trade payable that has not been fully remedied and withdrawn.  The consummation of the Transactions will not cause a default, breach or an acceleration, automatic or otherwise, of any conditions, covenants or any other terms of any item of Indebtedness.  The Company has not guaranteed and is not responsible or liable for any Indebtedness of any other Person.

4.7           No Changes.  Since March 31, 2010:

(a)            the Company has operated the Business in the ordinary course in a manner consistent with past practices;

(b)           there has not been any development, event, change, circumstance or condition, whether considered alone or together, that has or could have, resulted in any Liabilities of the Business other than Liabilities arising in the ordinary course;

(c)           there has not been any change to the accounting methods, principles or practices used by the Company;

(d)           there has not been any change to the Financial Information described in Schedule 4.5;

(e)           the Company has not sold, leased, exchanged, transferred or otherwise disposed of, or agreed to sell, lease, exchange, transfer or otherwise dispose of, any assets of the Company other than in the ordinary course of business;

(f)           the Company has not suffered any Company Material Adverse Effect, and no event, change or circumstance has occurred with respect to the Company which has had or would reasonably be expected to have a Company Material Adverse Effect;

(g)           the Company has not instituted or settled any legal proceedings which, individually or in the aggregate, would be material to the Company; and

(h)           the Company has not entered into any Contract or written commitment to do any of the foregoing.

4.8           Title to Properties.  Except for (a) the properties and assets which are leased or licensed by the Company and identified with respect to each Location on Schedule 4.8; (b) the items of Software licensed to the Company and identified as such on Schedule 4.12; (c) the Permitted Liens, each of which shall be described on Schedule 4.8; and (d) the Leased Real Property on which each Location is located identified on Schedule 4.9(a), the Company has good and marketable title to all of its assets, free and clear of all Adverse Claims except where the failure to have title would not have a Company Material Adverse Effect.  The Company has a valid and enforceable license, lease and right to use all material assets which are either licensed or leased by the Company and the Company enjoys peaceful and undistributed possession thereunder.  Except as otherwise expressly contemplated by the first sentence of this Section 4.8, no person or entity (including any Affiliate of the Company) owns or has any right or interest in any of the assets and property incidental or relating to, or used in connection with the Business.  All items of tangible properties and assets of the Company that are material to the conduct of the Business are in good operating condition and repair for assets of like type and age, ordinary wear and tear excepted.  Such tangible properties and assets of the Company are sufficient for the continued conduct of the Business in substantially the same manner as previously conducted, and as currently proposed to be conducted.

4.9           Real Estate.

(a)           The Company owns no real property used in the Business.  The only real property used by the Company are the Locations, each of which is leased pursuant to the leases identified on Schedule 4.9(a) (collectively, the “Leased Real Property” or the “Real Property”).

(b)           The use and operations of the Locations are in conformance with all material Requirements of Law, Orders and Permits.

(c)           Since March 31, 2010, except for the Lease Disputes set forth on Schedule 4.9(e), the Company has not received any written notice of default in the performance, observance or fulfillment of any material obligation, covenant or condition contained in any Unexpired Lease.

(d)           The Company has good and valid leasehold interests in all Leased Real Property, in each case, free and clear of all Liens, except Permitted Liens except where the failure to have such a leasehold interest would not have a Company Material Adverse Effect.

(e)           Pursuant to that certain Asset Purchase Agreement, made on July 23, 2009, to be effective as of July 20, 2009, between American Multiline Corporation, also known as Insurance Overload Staffing, a California Company (the “Seller”), and the Company, whereby the Company purchased certain assets of the Seller and assumed certain liabilities (the “IOS Transaction”), the Company incurred Liabilities in connection with certain Locations identified on Schedule 4.9(e), (the “Lease Disputes”).  Schedule 4.9(e) sets forth for each Lease Dispute, the (i) Location, (ii) landlord, (iii) the amount in dispute and (iv) the resolution entered into between the Company and the landlord in connection with such Lease Dispute.

4.10           Environmental.  There have occurred no (a) events, conditions, circumstances, activities, practices, incidents, or actions that may give rise to any material common law or statutory liability, or otherwise form a basis for any material Legal Proceeding in connection with any period in which the Company leased or occupied any Location, or (b) material Orders, remedial or responsive actions, or studies or investigations involving, or relating to, the Company or any Location, in any such case, based upon or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handing, or the emission, discharge, release or threatened release into the environment, or any pollutants, contaminants, chemicals or hazardous substances.

4.11           Contracts and Commitments.  Schedule 4.11 lists all material Contracts of the Company other than the Unexpired Leases.  Schedule 4.11 contains a true and complete list of each Contract entered into and a description by the Company of all of the material terms of all oral Contracts.  Except for those Lease Disputes set forth on Schedule 4.9(e), the Company is not and, to the best of the Company’s knowledge, all other parties to any Unexpired Lease or Contract are not, in material breach of, or material default under, any provision thereof, and no event has occurred which with or without the passage of time or the giving of notice or both would constitute a material breach or default thereunder with respect to the Company and, to the best of the Company’s knowledge, with respect to such other parties to such Contracts and Unexpired Leases.  No party to any Unexpired Lease or Contract has provided the Company with notice of such party’s intention to terminate or withdraw its participation in any Unexpired Lease or Contract.  There have been no waivers, forbearances or modifications of any kind whatsoever to the express terms set forth in such written Contract or as described with respect to such oral Contract.

4.12           Patents, Trademarks, Copyrights and Domains.  The Company does not own any patents or any patent applications.  Schedules 4.12 contains complete and correct lists of all Copyrights, Trademarks and domains owned or used by the Company in the conduct of the Business.  Schedule 4.12 contains a complete and correct list of all material Software used in the operations of the Company’s Business.  The Company has no obligation to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Copyright, Trademark or domain on account of the Company’s conduct of the Business.  The Company is not infringing or misappropriating, and the Company has not infringed upon or misappropriated, the rights of any other person or entity.

4.13           Pending Litigation, Proceedings or Investigations.  Except as set forth on Schedule 4.13, there is no suit, action, asserted claim, arbitration, grievance, litigation, administrative or other proceeding (a “Legal Proceeding”) pending or, to the best of the Company’s knowledge, threatened, against or related to Parent, the Company or the Business or which could adversely affect or restrict the ability of Parent or the Company to consummate fully the Transactions.  Schedule 4.13 also contains a true and complete list of all material Orders to which the Company is subject or by which any of its properties are bound.

4.14           Absence of Restrictions; Compliance with Laws; Permits.  Except as set forth on Schedule 4.14, the Company is not subject to any Contract or other obligation that proposes to or has the effect of limiting the Company’s right to engage or compete with any person or entity in any business.  The Company has operated the Business at all times prior to the Closing Date in compliance with all material Requirements of Law.  Since March 31, 2010, the Company has not received any notice that it is in violation of, or in default under, any material Requirement of Law applicable to the Company or any material Order issued or pending against the Company or by which the Company or any of its respective properties are bound, and any such notice received or Order issued or pending has been resolved in a manner that imposes a Liability or restriction on the Business and its operations.  The Company has obtained and filed all material Permits and Licenses that are required for the operation of the Company’s Business and each Location.  Schedule 4.14 contains a complete and accurate list, by Location, of all of the Company’s material Permits and Licenses.  To the best of the Company’s knowledge, all such material Permits and Licenses were made in accordance with applicable Requirements of Law when obtained or filed.  Except as set forth in Schedule 4.14, no material deficiencies have been asserted by any governmental or regulatory authority with respect to any material Permit or License that has not been finally resolved.  All material Permits and Licenses are valid and in full force and, to the best of the Company’s knowledge, no revocation, cancellation, or withdrawal thereof has been effected or threatened.

4.15           No brokers.  Neither the Parent nor the Company has engaged any person or entity as a broker, finder or intermediary for or on account of any of the Transactions.

4.16           Customers.  Schedule 4.16 sets forth the Company’s top 25 customers of the Business and the approximate net revenue associated with each such Person during the fiscal year ended December 31, 2009.  Except as set forth on Schedule 4.16, with respect to the top 25 existing customers of the Businesses (by revenue for the last full quarter of 2010), (a) all amounts owing from such Persons, if not in dispute, have been paid in accordance with their respective terms; (b) none of such Persons who was a current customer as of December 31, 2009 has notified the Company in writing within the last six months that it is canceling, or otherwise terminating, the relationship of such Person with the Company or intends to do so; and (c) none of such Persons who was a current customer as of December 31, 2009 has notified the Company in writing during the last six months that it intends to decrease or limit materially its purchases from the Company.  Schedule 4.16 sets forth any disputes regarding amounts owing from such Persons with the Company’s top 25 customers of the Business, including the amount in dispute, the date the payment was originally due, and the reason for the dispute.

4.17           Tax Matters.  The Company has duly and timely filed all Tax Returns required to be filed by the Company.  The Company has provided Purchaser with true and complete copies of all federal and state income Tax Returns for the Company for the fiscal year ended December 31, 2009.  Each of the Tax Returns filed by the Company was true and complete when filed.  The Company has fully paid all Taxes that were due and payable, or asserted or claimed to be due and payable by any federal, state or local tax authority from the Company for the period covered by the applicable Tax Returns or any statement or other document issued by any such tax authority.  The Company has not received any outstanding and unresolved notices from the IRS or any other governmental or regulatory authority of any proposed examination or of any proposed change in reported information related to the Company except as set forth on Schedule 4.17.  There are no Adverse Claims of any kind for Taxes upon any of the Company’s assets other than for those Adverse Claims for Taxes not yet due and payable.  The Company has complied with all applicable Requirements of Law relating to the payment and withholding of Taxes (including withholding Taxes pursuant to Sections 1441 and 1442 of the Code).  All monies that the Company is required by applicable Requirement of Law to collect or withhold from the employees of the Company for income Taxes, social security and other payroll Taxes, or from independent contractors, shareholders or other third parties, have, within the time and manner presented by applicable Requirement of Law, been collected or withheld, and paid to the respective governmental or regulatory authority.

4.18           Employee Matters.

(a)           Since July 20, 2009, the Company has complied with all applicable laws relating to the employment of personnel and labor, including provisions thereof relating to wages and hours, equal opportunity, collective bargaining, plant closing and mass layoff, health and safety, immigration and the payment of social security and other taxes, except to the extent that any noncompliance would not have a Company Material Adverse Effect.  Each Employee’s employment for the Company is “at-will.”

(b)           Except as set forth on Schedule 4.18(b), the Company has no obligation to pay any Employee any severance or similar payments.  A list of agreements between Employees and the Company (“Employee Agreements”) are set forth on Schedule 4.18(b).

(c)           The Company is not a party to or bound by any collective bargaining agreement and no collective bargaining agreement covering the Company’s employees is currently being negotiated.

(d)           No dispute with or claim against the Company relating to any labor or employment matter including employment practices, discrimination, terms and conditions of employment, or wages and hours is outstanding or, to the best of the Company’s knowledge, is threatened.  There is no claim or petition pending before, and at no time since July 20, 2009 has there been, any claim or petition made to, any governmental or regulatory authority including, but not limited to, the Equal Employment Opportunity Commission, against the Company with respect to any labor or employment matter, except as set forth on Schedule 4.18(d).

(e)           All individuals who are performing or who have performed consulting services have been correctly classified by the Company as employees or independent contractors, as the case may be.

4.19           Employee Benefit Plans.

(a)           No action or failure to take an action by the Company, any Affiliate of the Company (including affiliates by reason of Sections 414(b), 414(c) or 414(m) of the Code (“ERISA Affiliates”)), or any other person, and no facts or circumstances exist that, could directly or indirectly subject Purchaser, Merger Subsidiary or any of its Affiliates (or any of their employees or directors) to any Liability of any nature with respect to any pension, profit-sharing, welfare, hospitalization, insurance, bonus, incentive, perquisite, paid time off, severance, employment or other benefit plan, policy practice or agreement which is now, or has been at any time, sponsored, maintained, contributed to, or required to be contributed to by the Company or any of its ERISA Affiliates, to which the Company or any of its ERISA Affiliates are a party, or with respect to which the Company or any of its ERISA Affiliates has or could have any Liability of any nature (each such plan, policy, practice or agreement is referred to herein as a “Benefit Plan”).

(b)           The only Benefit Plans sponsored or maintained by the Company that are subject to ERISA are those set forth on Schedule 4.19(b).  Neither the Company nor any ERISA Affiliate has ever sponsored, maintained, contributed to or had any, and has not withdrawn from any, obligation to contribute any, and has not withdrawn from any, Benefit Plan subject to Section 412 of the Code, or Title IV of ERISA, or intended to be qualified under Section 401(a) of the Code.  No Employee is employed outside the United States, and no Benefit Plan is subject to the laws of any foreign jurisdiction.

(c)           Except as set forth on Schedule 4.19(c), all Benefit Plans of the Company have been maintained in accordance with applicable law.

(d)           The Benefit Plans sponsored by the Company or any ERISA Affiliate have complied with all COBRA obligations.

4.20           Insurance.    Schedule 4.20 contains a list of all policies of liability, environmental, crime, fidelity, life, fire, workers’ compensation, health, director and officer liability and all other forms of insurance currently owned or held by the Company or to which the Company is a named insured or otherwise the beneficiary, and identifies for each such policy:  the underwriter, the name of the policy holder, policy number, retroactive premium adjustments or other loss sharing arrangements, expiration date, and deductible amount.  All of the insurance policies listed on Schedule 4.20 are outstanding and in full force and effect and the Company is not delinquent in the payment of any premiums with respect to such policies.

4.21           Related Party Transactions.  To the knowledge of the Company, no officer or director of the Company or Parent, no security holder of the Parent, and no member of their respective immediate families, is, directly or indirectly, a part to or interested in any Contract, except to the extent disclosed to Purchaser prior to the date of this Agreement.

4.22           Bank Accounts.  At the Effective Time, the Company’s bank accounts will be closed.

4.23           Privacy and Security.  To the knowledge of the Company, the Company complies (and requires and monitors the compliance of applicable third parties) with all U.S., state, foreign and multinational Laws (including the Children’s Online Privacy Protection Act, California S.B. 27, California Consumer Spyware Act, Utah Spyware Control Act and California Civil Code 1798.81.5), reputable industry practice, standards, self-governing rules and policies and their own published, posted and internal agreements and policies (which are in conformance with reputable industry practice) (“Privacy Laws”) with respect to:  (i) personally identifiable information (including but not limited to name, address, telephone number, electronic mail address, social security number, bank account number or credit card number), sensitive personal information and any special categories of personal information regulated thereunder or covered thereby (“Personal Information”) (including such Personal Information of visitors who use the Company’s websites, clients and distributors), whether any of same is accessed or used by the Company or any of its business partners; (ii) non-personally identifiable information (including such Personal Information of visitors who use the Company’s websites, clients and distributors), whether any of same is accessed or used by the Company or any of its business partners; (iii) spyware and adware; (iv) the procurement and/or placement of advertising from or with reputable Persons and websites; (v) the use of Internet searches associated with or using particular words or terms; (vi) the sending of solicited or unsolicited electronic mail messages; and (vii) privacy generally.

4.24           Certain Liabilities.  Without limitation to the representations and warranties set forth in ARTICLE IV of this Agreement (including, without limitation those set forth in Section 4.6), no Liabilities of the Company will exist at Closing or, to the extent Liabilities exist therefore, adequate reserves on the Company’s Books and Records have been established for:  (a) all Liabilities and obligations of the Company relating to the Designated Accounts, (b) all Liabilities of the Company under the Company Factoring Agreement, including, but not limited to, any repurchase obligations thereunder, (c) unsatisfied payroll obligations of the Company arising or incurred prior to 12:01 a.m. on August 22, 2010, (d) all Liabilities of the Company to American Multiline Corporation or John E. Taylor, their successors, heirs and assigns, arising in connection with the IOS Transaction, and (e) all Liabilities of the Company arising in connection with any Lease Dispute.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PURCHASER AND MERGER SUBSIDIARY

Purchaser and Merger Subsidiary, jointly and severally, represent and warrant to Parent and the Company that the statements contained in this Article V are true and correct as of the date hereof.

5.1           Organization and Standing of Purchaser and Merger Subsidiary.

(a)           Purchaser (i) is duly formed, validly existing and in good standing under the laws of its state of organization, (ii) is duly qualified and authorized to do business in each jurisdiction where it conducts business, owns property or has employees, (iii) has the power and is entitled to carry on its business as now being conducted and (iv) is authorized to enter into and perform this Agreement and the Transaction Documents entered into or to be entered into and performed by Purchaser.

(b)           Merger Subsidiary is a corporation duly formed, validly existing and in good standing under the laws of its state of organization.  Since its date of incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.  Merger Subsidiary has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership, leasing or holding of its properties makes such qualification necessary.

5.2           Authorization.

(a)           This Agreement, the Transaction Documents delivered or to be delivered by Purchaser to Parent and the Transactions have been duly authorized by all action required to be taken on the part of each of Purchaser and Merger Subsidiary.

(b)           Each of Purchaser and Merger Subsidiary has full capacity, power and authority to execute and deliver this Agreement and the Transaction Documents.

(c)           This Agreement and each of the Transaction Documents entered into or to be entered into and performed by Purchaser and Merger Subsidiary are and shall be legal, valid and binding obligations of Purchaser and Merger Subsidiary, enforceable against each of Purchaser and Merger Subsidiary, as applicable, in accordance with their respective terms.

5.3           Noncontravention of Contemplated Transactions; Consents and Government Approvals.  The execution, delivery and performance of this Agreement and the Transaction Documents delivered or to be delivered pursuant to this Agreement by each of Purchaser and Merger Subsidiary, as applicable, and the consummation thereof do not and will not (a) violate any Requirements of Law applicable to Purchaser or Merger Subsidiary or any Order to which Purchaser or Merger Subsidiary is subject or by which the properties of Purchaser or Merger Subsidiary are bound, or (b) violate Purchaser’s or Merger Subsidiary’s certificate of incorporation or bylaws.  Except as set forth on Schedule 5.3, no Consent or Regulatory Approval is required for each of Purchaser and Merger Subsidiary to enter into and perform this Agreement or any of the Transaction Documents to be executed by Purchaser or Merger Subsidiary, or in connection with Purchaser’s or Merger Subsidiary’s consummation of the Transactions.

5.4           Litigation.  There is no suit, claim, action or proceeding pending or, to the knowledge of Purchaser or Merger Subsidiary, threatened against or affecting either Purchaser or Merger Subsidiary which would, individually or in the aggregate, adversely affect or restrict the ability of Purchaser or Merger Subsidiary to consummate fully the Transactions.

5.5           Authorized Shares.   Purchaser has sufficient shares authorized to deliver the Merger Consideration, free and clear of all Liens.

ARTICLE VI

COVENANTS

6.1           Public Announcements.  Parent and Purchaser shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the Transactions.  Without limiting the generality of the foregoing, neither the Company or Parent, on the one hand, nor Purchaser or Merger Subsidiary, on the other hand, shall, and neither Parent nor Purchaser shall permit any of their respective Affiliates to, make any disclosure regarding the Merger or any of the Transactions prior to Closing unless (a) the other party shall have approved such disclosure, or (b) such disclosure is required by applicable law, in which case the disclosing party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

6.2           Consents.  Purchaser acknowledges that certain consents and waivers with respect to the Transactions may be required from parties to Contracts to which the Company is a party and that such consents and waivers have not been obtained.  Purchaser agrees that Parent and its Affiliates shall not have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated hereby or because of the termination of any Contract as a result thereof.  Purchaser further agrees that no representation, warranty or covenant of Parent or the Company contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (a) the failure to obtain any such consent or waiver, (b) any such termination or (c) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such termination.  Prior to the Closing, Parent shall, and shall cause the Company to, cooperate with Purchaser and use commercially reasonable efforts, in connection with Purchaser obtaining any such consents and waivers; provided, however, that such cooperation shall not include any requirement of Purchaser or the Company to expend money, commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party.

6.3           Conduct of Business.  During the period from the date hereof and continuing until the Effective Time, except with the consent of Purchaser (which shall not be unreasonably withheld), Parent shall cause the Company to:

(a)           carry on the business of the Company in the same manner as presently conducted and to keep the Company's business organization and properties intact;

(b)           promptly (once the Company or the Parent obtains knowledge thereof) inform Purchaser in writing of any breach of the representations and warranties contained in Article IV hereof;

(c)           cooperate with Purchaser and use commercially reasonable efforts and take such actions to cause the conditions to Purchaser's obligation to close to be satisfied (including, without limitation, the execution and delivery of all agreements contemplated hereunder to be so executed and delivered and the making and obtaining of all third party and governmental filings, authorizations, approvals, consents, releases and terminations required to be obtained by the Company hereunder);

(d)           not incur any Indebtedness for borrowed money or capitalized lease obligations, other than in the ordinary course of business;

(e)           not make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the present or future Tax liability or decreasing any present or future Tax asset of the Company; and

(f)           not enter into any new material Contracts which would have been required to be disclosed under Section 4.11 if such new material Contract had been entered into prior to the date of the Agreement.

6.4           Employee Benefits.

(a)           Merger Subsidiary hereby agrees to assume, honor and maintain without any materially adverse amendment thereto, and Parent hereby agrees to cause the Surviving Corporation to assume, honor and maintain without any materially adverse amendment thereto (except as may be required by applicable law), for a period of one year immediately following the Effective Time, each Benefit Plan and Employee Agreement and each other agreement identified in Schedules 4.19(b) and 4.18(b) for the benefit of the employees of the Company, and to make required payments when due under each such Benefit Plan and Employee Agreement.

(b)           No Employee who becomes an employee of the Surviving Corporation following the Effective Time (a “Continuing Employee”) shall be deemed to be a third-party beneficiary to this Agreement.  Nothing in this Section 6.4 or elsewhere in this Agreement shall be construed to create a right of any Employee to employment with the Surviving Corporation following the Effective Time, and employment of any Continuing Employee shall be “at-will” except as otherwise may be provided in any of the Employment Agreements set forth in Schedule 4.18(b).

6.5           Directors’ and Officers’ Insurance and Indemnification.

(a)           The certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification no less favorable to directors and officers than those set forth in Article [SIXTH] of the Company’s certificate of incorporation and Article [VIII] of the Company’s bylaws on the date of this Agreement and shall provide for indemnification to the fullest extent permitted by and in accordance with the DGCL, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time (provided that in the event any claim is asserted or made within such six-year period, all rights to indemnification in respect of any such claim shall continue until final disposition of any such claim) in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement).

(b)           Purchaser agrees that at all times after the Effective Time it shall, and shall cause the Surviving Corporation to, indemnify each person who is now, or has been at any time within two (2) years prior to the date hereof, a director or officer of the Company (collectively, the “Indemnified Officers and Directors”), to the full extent permitted by the law of the State of Delaware, with respect to any claim, liability, loss, damage, cost or expense, whenever asserted or claimed, based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Effective Time; provided however, Purchaser shall have no obligation under this Section 6.5 to indemnify a director or officer of the Company for claims arising from or relating in material part to fraud, gross negligence or intentional misconduct on the part of such director or officer.  If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, or if Purchaser sells or otherwise disposes of all or substantially all of its equity interest in the Surviving Corporation or otherwise disposes of control of the Surviving Corporation, then and in each such case proper provision shall be made so that the successors and assigns of the Surviving Corporation, Purchaser or both, as the case may be, assume the obligations set forth in this Section 6.5 for the benefit of the directors and officers of the Company immediately prior to the Effective Time (collectively, the “Indemnified Officers and Directors”),.  The provisions of this Section 6.5 are intended to be for the benefit of, and enforceable by, each officer and director of the Company immediately prior to the Effective Time and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any such party and his or her heirs and representatives may have under the certificate of incorporation or bylaws of the Company or any contract or applicable law and shall be enforceable by all such parties.

6.6           Tax Matters.

(a)           Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all Tax periods which begin before the Closing Date and end on or prior to the Closing Date.  Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Surviving Corporation for all Tax periods which include (but do not end on) the Closing Date.  All such Tax Returns shall be prepared in a manner consistent with all prior Tax Returns of the Company, including, without limitation, the consistent use of any accounting treatment, except to the extent required by law.  The party preparing a Tax Return pursuant to this Section 6.6(a) shall permit the other party to review and comment on such Tax Return prior to filing and shall make such revisions as are reasonably requested by such other party.

(b)           Purchaser and Parent shall, and shall cause their respective subsidiaries and Affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return pursuant to this Section 6.6, amended Tax Return or claim for refund, determining liability for Taxes or a right to refund of Taxes, or in conducting any audit, litigation or other proceeding with respect to Taxes.  Purchaser and Parent further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

6.7           Further Assurances.  Each party hereto agrees not to (a) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (b) take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Transaction set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation.

6.8           Plan of Reorganization.  This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the Treasury Regulations.  From and after the date of this Agreement and until the Effective Time, each party to this Agreement shall use its reasonable best efforts to cause the Merger to qualify, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.  Following the Effective Time, neither Parent, the Surviving Corporation nor any Affiliate thereof shall knowingly take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

6.9           Further Actions.  Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, and to execute and deliver such documents and other instruments or papers as may be required to carry out the provisions of this Agreement and to consummate and render effective the transactions contemplated by this Agreement.

6.10           Tax Refunds.  Any Tax refunds that are received by Purchaser and any refunds, overpayments, or tax credits credited against Tax for taxable periods ending on or before the Closing Date to which Purchaser becomes entitled, which such refunds, overpayments or tax credits credited relate to taxable periods of the Company (or portions thereof in the case of a straddle period) ending on or before the Closing Date shall be for the account of Parent and Purchaser shall pay over to Parent an amount of cash equal to the actual cash received or the Tax refund or overpayment actually credited in excess of what it would have received or had credited in the absence of any such refund or credit within 15 days of the receipt of such benefit.”

ARTICLE VII

CLOSING DELIVERIES AND CONDITIONS

7.1           Parent and Company Conditions to Closing.  At or prior to the Effective Time, unless waived by Parent:

(a)         (i) No material law or Order shall have been enacted, entered, issued, promulgated or enforced by any Governmental Entity that prohibits or restrains any of the Transactions and (ii) no material action shall have been commenced by or before any Governmental Entity that seeks to restrain or materially and adversely alter the Transactions that in the reasonable good faith determination of Company or Purchaser would render it unlawful to consummate the transactions contemplated by this Agreement.

(b)         The representations and warranties of Purchaser and Merger Subsidiary contained herein shall be true and correct in all material respects, with respect to representations and warranties not qualified by materiality, or in all respects, with respect to representations and warranties qualified by materiality, as of the Effective Time as though made on and as of the Effective Time and as though the Effective Time were substituted for the date of this Agreement throughout such representations and warranties, unless such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date.

(c)         Purchaser and Merger Subsidiary shall have performed all obligations and complied with all covenants set forth in this Agreement that are required to be performed or complied with by it at or prior to the Effective Time in all material respects.

(d)         Purchaser and Merger Subsidiary shall deliver to Parent all of the following:

(i)           a copy of the Registration Rights Agreement, duly executed by Purchaser;

(ii)          a certificate of Purchaser signed by an authorized officer of Purchaser to the effect that the conditions in Section 7.1(b) and Section 7.1(c) have been satisfied; and

(iii)         a certificate representing the Merger Consideration.

7.2           Purchaser and Merger Subsidiary Conditions to Closing.  At or prior to the Effective Time, unless waived by Purchaser:

(a)         (i) No material law or Order shall have been enacted, entered, issued, promulgated or enforced by any Governmental Entity that prohibits or restrains any of the Transactions and (ii) no material action shall have been commenced by or before any Governmental Entity that seeks to restrain or materially and adversely alter the Transactions that in the reasonable good faith determination of Company or Purchaser would render it unlawful to consummate the Transactions.

(b)         The representations and warranties of Parent and the Company contained herein shall be true and correct in all material respects, with respect to representations and warranties not qualified by materiality, or in all respects, with respect to representations and warranties qualified by materiality, as of the Effective Time as though made on and as of the Effective Time and as though the Effective Time were substituted for the date of this Agreement throughout such representations and warranties, unless such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date.

(c)         Parent and the Company shall have performed all obligations and complied with all covenants set forth in this Agreement that are required to be performed or complied with by it at or prior to the Effective Time in all material respects.

(d)         Parent and the Company shall deliver to Purchaser all of the following:

(i)           a copy of the Registration Rights Agreement, duly executed by Parent;

(ii)          evidence (which may include a written consent ) reasonably satisfactory to Purchaser that Wells Fargo has, subject to the Payoff Letter, released the Company from liability for all Indebtedness of Company to Wells Fargo pursuant to the Company Factoring Agreement;

(iii)         written resignations of all officers and directors of the Company, effective as of the Effective Time;

(iv)         a certificate of Parent signed by an authorized officer of Parent to the effect that the conditions in Section 7.2(b) and Section 7.2(c) have been satisfied;

(v)          a certificate of an executive officer of the Company certifying to true and correct copies of the organizational documents of the Company and certifying to a true and correct copy of the resolutions of the Company approving the Transactions and that such resolutions are in full force and effect;

(vi)         a certificate of good standing (or comparable certificates, including certificates of existence) as of a recent date with respect to the Company issued by the appropriate Governmental Entity in each state where the Company is organized;

(vii)        the Books and Records of the Company; and

(viii)       all other documents, instruments, certificates or other items required to be delivered at the Closing by the Company or Parent pursuant to this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1           Parent’s Indemnification.  From and after the Closing, Parent shall indemnify Purchaser, Merger Subsidiary, Surviving Corporation and their respective officers, directors, employees, agents, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) and hold each of them harmless from and against and pay on behalf of or reimburse such Purchaser Indemnitees in respect of any loss, diminution in value, Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims (including, without limitation, interest, penalties, reasonable attorneys’, accountants’ and other professionals’ fees and expenses, court costs and all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, “Losses” and individually, a “Loss”) which any such Purchaser Indemnitee may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of:

(a)           any breach of any representation or warranty made by Parent or the Company contained in this Agreement, any misrepresentation made in the officer’s certificate delivered pursuant to Section 7.2, or the assertion by any third party of facts which, if proven, would constitute any such misrepresentation or breach (it being understood that for purposes of determining a breach of any representation or warranty, such breach shall be determined without regard to any materiality qualifier contained in such misrepresentation or warranty);

(b)           the breach of any covenant or agreement made by Parent or the Company contained in this Agreement, or the assertion by any third party of facts which, if proven, would constitute any such breach; or

(c)           and Tax incurred by the Company prior to the Closing Date and not taken into account in calculating Working Capital (for purposes of this clause (c), in the case of any Tax Return for a period beginning before and ending after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, (y) imposed in connection with the sale or other transfer or assignment of property (real or personal, tangible or intangible), (z) employment, social security or other similar taxes, deemed equal to the amount which would be payable if the taxable year ended on the end of the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item (e.g., ad valorem property taxes), deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the end of the Closing Date, and the denominator of which is the number of calendar days in the entire period).”

8.2           Purchaser’s Indemnification.  Purchaser shall indemnify Parent and its officers, directors, employees, shareholders, agents, representatives, successors and permitted assigns (collectively, the “Parent Indemnitees”) and hold each of them harmless from and against and pay on behalf of or reimburse the Parent Indemnitees in respect of any Loss which any such Parent Indemnitee may suffer, sustain or become subject to, as the result of, in connection with, relating to or incidental to or by virtue of:

(a)           the breach by Purchaser or Merger Subsidiary of any representation or warranty made by Purchaser or Merger Subsidiary contained in this Agreement, any misrepresentation made in the officer’s certificate delivered pursuant to Section 7.1, or the assertion by any third party of facts which, if proven, would constitute any such misrepresentation or breach (it being understood that for purposes of determining a breach of any representation or warranty, such breach shall be determined without regard to any materiality qualifier contained in such misrepresentation or warranty); or

(b)           the breach of any covenant or agreement made by Purchaser or Merger Subsidiary contained in this Agreement, or the assertion by any third party of facts which, if proven, would constitute any such breach.

8.3           Procedure.  If a Party hereto seeks indemnification under this Article VIII, such Party (the “Indemnified Party”) shall give written notice to the other party(ies) (the “Indemnifying Party”) promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it by a third party or discovering the liability, obligation or facts giving rise to such claim for indemnification (such claim a “Third-Party Claim”), describing the claim, and the basis thereof, together with the amount of, or if not then reasonably ascertainable, the estimated amount, determined in good faith, of the Indemnified Party’s Losses in respect of such Third-Party Claim (such notice, the “Claim Notice”); provided that the failure to promptly provide to the Indemnifying Party the Claim Notice shall not relieve the Indemnifying Party of its or his Liabilities hereunder except to the extent such failure shall have harmed the Indemnifying Party.  In that regard, if any Third Party Claim shall be brought or asserted which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to Article VIII, the Indemnified Party shall promptly provide a Claim Notice to the Indemnifying Party.  The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party accepts or disputes its Liability to the Indemnified Party under Article VIII, and, if it accepts such Liability, subject to Section 8.8, whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third-Party Claim, provided, however, that the Indemnifying Party shall only be permitted to assume such defense so long as (a) such Third-Party Claim involves only monetary damages and does not seek an injunction or other equitable relief (and does not involve criminal or quasi-criminal allegations or a claim to which the Indemnified Party reasonably believes an adverse determination would be detrimental to or injure the Indemnified Party’s reputation or future business prospects) and (b) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently.

8.4           Defense by Indemnified Party. If (a) the Indemnifying Party disputes its Liability under Section 8.3, (b) the Indemnifying Party accepts its Liability under Section 8.3 but chooses not to defend the Third-Party Claim, (c) the Indemnifying Party chooses to defend the Third-Party Claim but any time thereafter fails to prosecute or defend vigorously and diligently or settle the Third-Party Claim or (d) the Indemnifying Party fails to give notice of its acceptance or dispute of its Liability within the Dispute Period, then the Indemnified Party will have the right (but not the obligation) to defend, at the sole cost and expense of the Indemnifying Party, the Third-Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith or will be settled at the discretion of the Indemnified Party.  The Indemnified Party shall make its election whether or not to defend within ten (10) calendar days after the expiration of the Dispute Period (if it fails to give any notice whatsoever during this period, it shall be deemed to have elected not to defend).  The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third-Party Claim that the Indemnified Party is contesting.  The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 8.4, and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

8.5           Defense by Indemnifying Party.  If (a) the Indemnifying Party accepts its Liability to the Indemnified Party under Section 8.3 and notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third-Party Claim or (b) the Indemnified Party notifies (or is deemed to have notified) the Indemnifying Party that it chooses not to defend the Third-Party Claim, then the Indemnifying Party shall defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third-Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted or defended by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the prior written consent of the Indemnified Party in its sole discretion in the case of any settlement (i) that provides for any relief other than the payment of monetary damages, (ii) that provides for the payment of monetary damages as to which the Indemnified Party will not be indemnified in full pursuant to this Article VIII, (iii) that does not expressly unconditionally release the Indemnified Party from all Liabilities with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudices, or (iv) that could adversely affect any Tax or other Liability of any Indemnified Party).  Subject to the immediately preceding sentence, the Indemnifying Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the cost and expense of the Indemnifying Party, at any time prior to the Indemnifying Party’s delivery of the notice (or deemed notice) referred to in the first sentence of this Section 8.5, file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests.  If requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third-Party Claim that the Indemnifying Party elects to contest.

8.6           Non-Third-Party Claims.  In the event any Indemnified Party should have a claim under Article VIII against any Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party.  The failure or delay by any Indemnified Party to give the Indemnity Notice shall not impair such Party’s rights hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure or delay.  If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss identified in the Indemnity Notice will be conclusively deemed a Liability of the Indemnified Party under Article VIII and subject to Section 8.8.  If the Indemnifying Party has timely disputed its Liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations within forty-five (45) days of receipt of notice of dispute of Liability with respect to such claim, such dispute shall be resolved by litigation in a court of competent jurisdiction.

8.7           Payments.  The Indemnifying Party shall pay the Indemnified Party in immediately available funds promptly after the Indemnified Party provides the Indemnifying Party with written notice of a claim hereunder and the Parties reasonably agree that there is a reasonable basis for such claim or the claim has been defended and resolved by a final, non-appealable resolution pursuant to the terms of this Article VIII.

8.8           Limitations on Recoverable Losses.  Notwithstanding anything to the contrary set forth herein, indemnification pursuant to this Article VIII shall be the sole remedy of the Parties for any breach of this Agreement or any other Losses relating to this Agreement and the transactions contemplated hereby; provided, however, that nothing in this Agreement (including this Section 8.8) shall limit or restrict any of the Indemnifying Party’s right to maintain or recover any amounts in connection with any action or claim based upon fraud or deceit or any remedy which might otherwise be available pursuant to applicable federal or state securities laws, including any relief which might otherwise be available pursuant to Section 10(b)(5) of the Exchange Act or any state law analog thereof.  Parent’s aggregate liability for all (a) Losses under Section 8.1(a), other than Section 4.17 (Tax), Section 4.24 (Certain Liabilities) and the Fundamental Representations, shall not, in each case, exceed the sum of $620,000 (the “Cap”) (b) Losses under Section 8.1(a) pursuant to Section 4.17 (Tax) and Section 4.25 (Certain Liabilities) shall not in each case, exceed the sum of $2,000,000 (the “Special Indemnity Cap”), and (c) Losses under Section 8.1(a) pursuant to the Fundamental Representations shall not exceed the sum of $6,200,000 (the “Fundamental Representation Indemnity Cap”); provided, however, that Losses suffered to the extent as a result of, arising out of or caused by fraud or intentional misrepresentation of the Indemnifying Party shall not be subject to, or limited by, the Cap, the Special Indemnity Cap, the Fundamental Indemnity Cap, or any other limitation on recovery set forth in this Agreement.  Notwithstanding anything herein to the contrary, payments made by the Indemnifying Party pursuant to Sections 8.1 and 8.2 shall be limited to the amount of Losses, if any, that remains after deducting therefrom (a) the Tax benefit actually realized by the applicable Indemnified Parties arising from the incurrence or payment of such Losses (determined on a with and without basis) in the Tax year in which such losses are incurred, and (b) any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the Indemnified Parties from any third parties with respect thereto (less (i) the reasonably estimated amount of increased future premiums resulting therefrom, (ii) any "retro-premiums" obligations, (iii) any costs incurred in connection with such recovery and all deductibles and (iv) co-payments and similar obligations).

8.9           No Contribution.  Without limiting the provisions of Section 6.5, Parent acknowledges and agrees that it shall not have and shall not exercise or assert (or attempt to exercise or assert) any right of contribution, right of indemnity or advancement of expenses or other right or remedy against the Company or against the Surviving Corporation in connection with any indemnification obligation or any other Liability to which Parent may become subject under or in connection with this Agreement or any other agreement or document delivered to Purchaser in connection with this Agreement.

8.10           Purchase Price Adjustment  Indemnification payments and any payments made pursuant to Section 6.10 shall be treated by the parties as an adjustment to the purchase price, unless otherwise required by Law.

ARTICLE IX

GENERAL

9.1           Usage.  All terms defined herein have the meanings assigned to them herein for all purposes, and such meanings are equally applicable to both the singular and plural forms of the terms defined.  “Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are, in fact, followed by such words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form.  Any instrument or law defined or referred to herein means such instrument or law as from time to time amended, modified or supplemented, including (in the case of instruments) by waiver or consent and (in the case of any law) by succession of comparable successor laws and includes (in the case of instruments) references to all attachments thereto and instruments incorporated therein.  References to a Person are, unless the context otherwise requires, also to its successors and assigns.  Any term defined herein by reference to any instrument or law has such meaning whether or not such instrument or law is in effect.  References in an instrument to “Article,” “Section” or another subdivision or to an attachment are, unless the context otherwise requires, to an article, section or subdivision of or an attachment to such instrument.  References to any gender include, unless the context otherwise requires, references to all genders, and references to the singular include, unless the context otherwise requires, references to the plural and vice versa.

9.2           Survival.  Subject to Article VIII, the respective representations and warranties of Purchaser, Merger Subsidiary, Parent and the Company contained herein or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until the date that is 180 days after the first anniversary of the Closing Date; provided, however, that the Fundamental Representations and shall survive perpetually, and the representations and warranties set forth in Section 4.10 (Environmental), Section 4.14 (Compliance with Law, etc.), Section 4.17 (Tax) and Section 4.19 (Employee Benefit Plans) shall survive for the applicable statute of limitations.  Subject to Article VIII, the covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

9.3           Costs and Expenses.  Each party hereto shall bear its own costs and expenses in connection with this Agreement and the Transactions including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the Transactions are consummated; provided, however, that Parent shall pay for all Company expenses related thereto.

9.4           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

9.5           Consent to Jurisdiction.  Each party hereto irrevocably submits to the exclusive jurisdiction of any state or federal court located within the County of New York in the State of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, and agrees to commence any such action, suit or proceeding only in such courts.  Each party hereto further agrees that service of any process, summons, notice or document by United States registered mail to such party’s respective address set forth herein shall be effective service of process for any such action, suit or proceeding.  Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.6           Successors and Assigns.  This Agreement may not be assigned by any party hereto without the prior written consent of the other parties.  Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.7           Notices.  Any notice or other communication hereunder must be given in writing and shall be deemed delivered (a) upon delivery if sent by facsimile transmission (confirmed by any of the methods that follow in clauses (b) or (c) hereof), (b) upon delivery if sent by overnight courier service (with proof of service) or hand delivery and (c) three days after mailing by certified or registered mail (return receipt requested and first-class postage prepaid) and addressed as follows:

If to Parent or
the Company:	TS Staffing Corp.
160 Broadway, 15th Floor
New York, NY 10038
Attention: Jay Schecter
Telecopier No.: (212) 346-9601
Telephone No.: (212) 346-7960

with copies to:	Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
Attention: Kenneth L. Henderson
Telecopier No.: (212) 541-1357
Telephone No.: (212) 541-2000

If to Purchaser or
Merger Subsidiary:	Corporate Resource Services, Inc.
160 Broadway, 15th Floor
New York, NY 10038
Attention: Jay Schecter
Telecopier No.: (212) 346-9601
Telephone No.: (212) 346-7960

with copies to:	Corporate Resource Services, Inc.
160 Broadway, 15th Floor
New York, NY 10038
Attention: General Counsel
Telecopier No.: (212) 346-9601
Telephone No.: (212) 346-7960

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date received.

9.8           Severability.  If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Agreement to the extent permitted by law shall remain in full force and effect provided that the essential terms and conditions of this Agreement for the parties hereto remain valid, binding and enforceable and provided that the economic and legal substance of the Transactions is not affected in any manner materially adverse to any party hereto.  In event of any such determination, the parties hereto agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof.  To the extent permitted by law, the parties hereto hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

9.9           Representation by Counsel; No Inferences.  The parties hereto each acknowledge that each party has been represented by counsel in connection with this Agreement and the Transactions.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in any portions of this Agreement against the party that drafted it has no application and is expressly waived.  If any provision of this Agreement is, in the judgment of the trier of fact, ambiguous or unclear, that provision shall be interpreted in a reasonable manner to effect the intent of the parties.

9.10         Divisions and Headings.  The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

9.11         No Third-party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement other than the Indemnified Officers and Directors, to the extent set forth in Section 6.5 (which Section 6.5 is intended for the benefit of such persons covered thereby and may be enforced by such persons).  Nothing in this Agreement is intended to relieve or discharge the obligation of any third person to any party to this Agreement.

9.12         Amendment and Waiver.  This Agreement and any disclosure schedule or Exhibit attached hereto may be amended only by agreement in writing of all parties hereto.  No waiver of any provision nor consent to any exception to the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party hereto to be bound and then only to the specific purpose, extent and instance so provided.  No failure on the part of any party hereto to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

9.13         Knowledge.  Whenever any statement herein or in any disclosure schedule, Exhibit, certificate or other document delivered to any party pursuant to this Agreement is made “to its knowledge” or words of similar intent or effect of any party or its representative, the Person making such statement shall be accountable only for facts and other information, which as of the date the representation is given, are actually known or could be known upon a reasonable investigation by the Person making such statement, which with respect to any Persons that are corporations, means the knowledge of its executive officers.

9.14         Schedules.  Each disclosure schedule delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement, although the disclosure schedules need not be attached to each copy of this Agreement.  The mere inclusion of an item in a disclosure schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents an exception or material fact, event or circumstance or that such item has or may have a Company Material Adverse Effect.  Further, any fact or item which is clearly disclosed in any Section of the disclosure schedule in such a way as to make its relevance or applicability to information called for by another Section of the disclosure schedule or other Sections of the disclosure schedule reasonably apparent shall be deemed to be disclosed on such other Section or Sections, as the case may be, notwithstanding the omission of a reference or cross-reference thereto.

9.15         Counterparts.  This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts.  All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party.  The exchange of a fully executed Agreement (in counterparts or otherwise) and any amendment hereto or any other agreement (or document) delivered pursuant hereto by fax or email transmission shall be sufficient to the bind the parties to the terms and conditions of this Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto.

9.16         Entire Agreement.  This Agreement (including the disclosure schedules hereto, which are incorporated herein by reference and made a part hereof) and the Transaction Documents constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the parties hereto, written or oral, with respect to such subject matter.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in multiple originals by their authorized officers, all as of the date and year first above written.

CORPORATE RESOURCE SERVICES, INC.

By:	/s/ Jay Schecter
	Name:	Jay Schecter
	Title:	CEO and Secretary

INSURANCE OVERLOAD ACQUISITION CORP.

By:	/s/ Jay Schecter
	Name:	Jay Schecter
	Title:	CEO and Secretary

TS STAFFING CORP.

By:	/s/ Robert Cassera
	Name:	Robert Cassera
	Title:	President and Treasurer

TRI-OVERLOAD STAFFING INC.

By:	/s/ John Messina
	Name:	John Messina
	Title:	President

[Signature Page to Agreement & Plan of Merger]